Uxin Limited

1&3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

People’s Republic of China

March 7, 2023

VIA EDGAR

Ms. Jennie Beysolow

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed on August 1, 2022 (File No. 001-38527)

Dear Ms. Beysolow and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on August 1, 2022 (the “2022 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on Janaury 9, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 3

Permissions Required from the PRC Authorities, page 4

1.	We note your response to comment 3. Please clarify whether you disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and if not, please disclose each required approval.

In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 7, 2023

Page 4 (Key Information)

“Permissions Required from the PRC Authorities ~~for Our Operations~~

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Beijing DOCVIT Law Firm, ~~Our~~ our PRC subsidiaries have obtained all ~~the~~ requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities that are ~~necessary~~ required for the business operations of our PRC subsidiaries, ~~including~~ namely, (i) the Electronic Data Interchange license, or the EDI license, ~~and registrations with local government authorities for used car dealers and vehicle maintenance~~ (ii) Registrations for Used Car Dealers, and (iii) Registrations for Vehicle Maintenance and Repair~~.~~, with the details of all these licenses and permissions held by our PRC subsidiaries set forth below:

License/Permission	Holding Entity	Issuing Authority
Electronic Data Interchange license (EDI license)	Youxin (Shaanxi) Technology Information Co., Ltd.	Ministry of Industry and Information Technology of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youquan Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youxi Used Car Market Management Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Ningbo) Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Xian Youcheng Vehicle Maintenance Co., Ltd.	Bureau of City Manage and Road Transport of Fengdongxincheng of the People’s Republic of China

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 7, 2023

Except for the permissions or approvals listed above that we have obtained, we ~~We~~, our PRC subsidiaries and the former VIEs, have not been required to apply for, nor have we been denied for, any other permission or approval from any PRC government authority with respect to the operation of our business ~~or our issuance of securities to foreign investors~~. ~~As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.~~

Furthermore, in connection with our previous issuance of securities to foreign investors, under ~~current~~ the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, (i) as advised by our PRC legal counsel, we, our PRC subsidiaries and the former VIEs, ~~(i)~~ are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, ~~and (ii) are not required to~~ or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain other permission or approval from the PRC government authorities and ~~(iii)~~ (ii) we, our PRC subsidiaries and the former VIEs, have not received or were denied such permissions or approvals by ~~any PRC authority~~ the CSRC, ~~or~~ the CAC or other PRC government authorities~~, and (iii) we, our PRC subsidiaries and the former VIEs, have not been required to apply for, nor have we been denied for, any permission or approval from any other PRC government authority with respect to our issuance or offering of securities to foreign investors~~. In addition, as advised by our PRC legal counsel, pursuant to the Tentative Measures for Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Tentative Measures”), which was published on February 17, 2023 and will become effective on March 31, 2023, (i) in connection with our previous issuance of securities to foreign investors, we, our PRC subsidiaries and the former VIEs are not required to obtain any permissions or approvals from the CSRC, and (ii) if we issue additional equity or equity-linked securities to be listed overseas in the future, we are not required to obtain any permissions or approvals from the PRC government authorities other than the requirement of filing with the CSRC in connection with such issuance. Our PRC legal counsel has also advised that if we issue long-term debt securities in the future, we are not required to obtain any permissions or approvals from the PRC government authorities, except that such issuance is subject to the quota requirement of the National Development and Reform Commission, or the NDRC.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 7, 2023

Risk Factors

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions..., page 28

2.	We note your response to comment 4. Please further revise to identify the directors and senior executive officers whom you state reside within mainland China and Hong Kong for a significant portion of the time.

In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 38 (Risk Factors)

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions ~~in China~~ against us or our directors and management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, other than one independent director that resides in the United States, all of ~~our~~ the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Rong Lu, John Zhuang Yang, Feng Lin, Zhitian Zhang and Wenbing Jing, reside within mainland China and Hong Kong for a significant portion of the time and ~~most are PRC~~  are residents of mainland China or Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China and Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside in mainland China and Hong Kong~~, none of whom currently reside in the United States~~ and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands ~~or the PRC,~~ mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

……”

*           *           *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 5691-6765 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4858 or shu.du@skadden.com.

Very truly yours,

/s/ Feng Lin
Feng Lin
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP